Exhibit 2.3

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT, dated as of May 7, 2002, by and between MICROSEMI RF PRODUCTS, INC., a Delaware corporation (the “Seller”), a wholly-owned subsidiary of Microsemi Corporation, a Delaware corporation (“Microsemi”) and RF ACQUISITION SUB, INC. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Advanced Power Technology, Inc., a Delaware corporation (“APT”).

RECITAL:

WHEREAS, the Seller desires to sell and transfer to the Purchaser, and the Purchaser desires to purchase and assume from the Seller, certain assets and liabilities, all as more specifically provided herein;

AGREEMENT:

NOW, THEREFORE, for good and valuable considerations, receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

Definitions

Section 1                Certain Definitions.  As used in this Agreement, the following terms have the respective meanings set forth below.

Section 1.1             “Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.  The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

Section 1.2             “Agreement” means this Asset Purchase Agreement.

Section 1.3             “Assigned Contracts” has the meaning ascribed to it in Section 1.33(ix).

Section 1.4             “Assumed Liabilities” means:

(i)            the obligation to fill Sales Orders from customers of the Seller received and entered by the Seller in the Backlog as of the Closing Date which are assigned to the Purchaser at the Closing;

(ii)           the obligation to pay suppliers for goods or services received by the Purchaser after the Closing Date pursuant to Purchase Orders placed by the Seller prior to the Closing Date specifically listed on Schedule 1.33(viii) to this Agreement as updated to the Closing Date;

(iii)          the obligations of the Seller and its successors under Assigned Contracts, other than Purchase Orders, assigned to and assumed by the Purchaser which are listed on Schedule 1.33(ix) to this Agreement;

(iv)          product liability for Purchased Inventory;

(v)           all ongoing utility obligations (telephone, power, gas, water, and the like) prorated as of the Closing Date; and

(vi)          each of the other liabilities and obligations of the Seller set forth in Schedule 1.4(vi)

Section 1.5             “Authorizations” has the meaning ascribed to such term in Section 5.11.

Section 1.6             “Backlog” means certain agreed upon backlog as listed on Schedule 1.33(vi) with an estimated value as set forth on such Schedule, as updated to the Closing Date.

Section 1.7             “Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York are open for the general transaction of business.

Section 1.8             “Closing” has the meaning ascribed to such term in Section 4.4.

Section 1.9             “Closing Date” has the meaning ascribed to such term in Section 4.4.

Section 1.10           “Code” means the Internal Revenue Code of 1986, as amended.

Section 1.11           “Encumbrances” means each lien, claim, charge, mortgage, security interest, equity or other encumbrance.

Section 1.12           “Environmental Claims” means (a) any judicial or administrative enforcement actions, proceedings, claims, orders (including consent orders and decrees), directives, notices (including notices of inspection, notices of abatement, notices of non-compliance or violation and notices to comply), requests for information or investigation instituted or threatened by any governmental authority pursuant to any Environmental Law; or (b) any suits, arbitrations, legal proceedings, actions or claims instituted, made or threatened that relate to any damage, contribution, cost recovery, compensation, loss or injury resulting from the Release or threatened Release (whether sudden or non-sudden or accidental or non-accidental) of, or exposure to, any Regulated Substances, or the violation or alleged violation of any Environmental Law, or the generation, manufacture, use, storage, transportation, treatment, or disposal of Regulated Substances.

Section 1.13           “Environmental Condition” shall mean each of the following:

(i)            any environmental or other condition within the jurisdiction of, or regulated by, any Environmental Law or which could form the basis of an Environmental Claim, that has existed or exists as of the Closing Date on account of actions or omissions occurring on or prior to the Closing Date;

(ii)           the generation, use, manufacture, treatment, storage, transportation, or disposal of Regulated Substances on or prior to the Closing Date;

(iii)          the Release of Regulated Substances on or prior to the Closing Date on account of actions or omissions occurring on or prior to the Closing Date; or

(iv)          any violation of any Environmental Law based, in whole or in part, on the acts or omissions of Seller or any predecessor operator or owner of the Facility at any time on or prior to the Closing Date or the operation of the Facilities on or prior to the Closing Date;

in, at, on, to, from, under, above or related to or otherwise in connection with the Facilities and whether or not such conditions, claims, actions, inactions, occurrences, or matters have been previously disclosed to the Purchaser or are described, listed or referred to in any Schedule attached hereto.

Section 1.14           “Environmental Laws” means any and all federal, state and local laws, statutes, orders, ordinances, rules, regulations, plans, policies or decrees and the like relating to (i) environmental matters, including without limitation those relating to fines, injunctions, penalties, damages, contribution, cost recovery compensation, losses or injuries resulting from the unlawful Release or threatened Release of Regulated Substances, (ii) the generation, use, storage, transportation, treatment, or disposal of Regulated Substances, or (iii) occupational safety and health, industrial hygiene, land use or the protection of human, plant or animal, health or welfare, in any manner applicable to Seller, the Business or the Facilities, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §9601 et seq.), the Hazardous Material Transportation Act (49 U.S.C. §1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C §6901 et seq.), the Federal Water Pollution Control Act (33 U.S.C §1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.) and the Emergency Planning and Community Right-to-Know Act (42 U.S.C. §11001 et seq.), each as amended or supplemented from time to time, and any analogous local, state or federal statutes and regulations, and all rules and regulations promulgated under each of the foregoing, as they are enacted and in effect on or prior to the Closing Date.

Section 1.15           “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

Section 1.16           “Excluded Assets” is defined as follows:

(i)                                     Seller’s cash, cash equivalents, deposit accounts and similar accounts;

(ii)                                  Seller’s corporate entity, corporate name, corporate minute books, stock books and corporate seal;

(iii)                               Seller’s books of account, tax returns, accounting and personnel records;

(iv)                              Seller’s rights or interests in customer relationship management software programs provided on networks hosted by Microsemi; and

(v)                                 The name “Microsemi,” and all other trademarks, trade names, service marks, logos, and trade dress used by Seller in connection with the Products or the Business.

Section 1.17           “Excluded Liabilities” means any and all liabilities or obligations of Seller or its Affiliates to a third party arising by reason of the Seller’s business or operations, other than the Assumed Liabilities.

Section 1.18           “Execution Date” is defined as the date first set forth in this Agreement.

Section 1.19           “Facilities” means any and all real property (including without limitation, all soil, groundwater or surface water, buildings, fixtures or other improvements located thereon, under or adjacent to the properties and buildings thereon) previously or now owned, leased or operated by Seller or any prior owner, lessee or operator of real property at the location commonly known as 140 Commerce Drive, in

Montgomeryville Industrial Center (Plan in Plan Book A-9 page 49), situated in the Township of Montgomery, County of Montgomery, Commonwealth of Pennsylvania.

Section 1.20           “Governmental Authority” means any national, federal, state, provincial, county, municipal or local government, foreign or domestic, or the government of any political subdivision of any of the foregoing, or any entity, authority, agency, ministry or other similar body exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi-governmental entity established to perform any of such functions.

Section 1.21           “Knowledge” of either Party means actual knowledge of the senior management of the Party after reasonable inquiry in the ordinary course of the Seller’s business.

Section 1.22           “Licensed Proprietary Rights” means Seller’s (a) patents, patent registrations, and patent applications set forth in Schedule 1.22, together with (b) copyrights, copyright registrations, and copyright applications set forth in Schedule 1.22 in the manufacture of the Products, and (c) technology, inventions, derivative products, enhancements, product drawings, trade secrets, know-how, customer lists, manufacturing processes, process data, product designs, bills of materials and other proprietary information or rights to the extent derived from or used in the manufacture of the Products and listed in Schedule 1.22; and permits, licenses or other agreements to or from third parties regarding the foregoing and listed on Schedule 1.22 hereof.

Section 1.23           “Manufacturers” means the contract manufacturers utilized by Seller identified on Schedule 1.23.

Section 1.24           “Material Adverse Effect” means an adverse effect on the business, financial condition, or operations or prospects of the Seller, each respectively taken as a whole, and each in excess of $100,000.

Section 1.25           “Non-Disclosure Agreement” is defined in Section 7.1.

Section 1.26           “Operative Documents” means (i) in the case of the Seller, the Bill of Sale, the License, the deed, assignment, and all instruments and other documents to be executed and delivered by the Seller necessary for the conveyance of the Purchased Assets to the Purchaser or which this Agreement expressly provides are to be executed and delivered by the Seller and (ii) in the case of the Purchaser, the documents which this Agreement expressly provides are to be executed and delivered by the Purchaser.

Section 1.27           “PADEP” shall mean the Pennsylvania Department of Environmental Protection or any successor Governmental Agency having jurisdiction or regulatory oversight authority over the Facilities.

Section 1.28           “Party” means each of the Seller or the Purchaser individually, and “Parties” means the Seller and the Purchaser, collectively.

Section 1.29           “Person” means an individual, partnership, corporation, joint stock company, unincorporated organization or association, trust or joint venture, or a governmental agency or political subdivision thereof.

Section 1.30           “Products” are defined as the radio frequency semiconductor products listed on Schedule 1.30.

Section 1.31           “Purchase Orders” means all outstanding purchase orders issued by Seller or for Seller to suppliers of the Seller listed in Schedule 1.33(viii); provided, however, that the term “Purchase Orders” shall not include any purchase order approved or issued by the Seller for goods received prior to the Closing Date.

Section 1.32           “Purchase Price” shall mean the purchase price payable to Seller at the Closing as described in Section 4.1.

Section 1.33           “Purchased Assets” means all right, title and interest in and to the following property which is specified below (except for any portions thereof that are Excluded Assets):

(i)            the Facilities presently owned by Seller as identified in Schedule 1.33(i);

(ii)           all machinery and equipment (including spare parts) and business machines, forklift trucks, and other vehicles, furniture, fixtures, supplies, capital improvements in process, die cast, molds, tools and all other tangible personal property employed in the manufacture of the Products and reflected on Schedule 1.33(ii) hereof;

(iii)          all easements, rights of way, servitudes, leases, permits, licenses or options related to the Facilities used or held by the Seller, if any, reflected on Schedule 1.33(iii) hereto;

(iv)          all Purchased Inventory identified on Schedule 1.33(iv), subject to sale in the ordinary course of business consistent with past practice to and including the Closing Date;

(v)           all Purchased Proprietary Rights identified on Schedule 1.33(v);

(vi)          all Backlog identified on Schedule 1.33(vi);

(vii)         all authorizations, consents, approvals, licenses, orders, permits, exemptions of, filings or registrations with, any Governmental Authority (to the extent assignable), and all correspondence relating thereto including those shown on Schedule 1.33(vii);

(viii)        all rights under any Purchase Orders to the extent specifically listed on

Schedule 1.33(viii);

(ix)           all of the contracts listed in Schedule 1.33(ix) (“Assigned Contracts”);

(x)            all employment restrictive covenants and obligations, to the extent related to the Products or the Purchased Assets and assignable, of (i) present and former employees of the Seller employed at any time within one year before the Closing Date, and (ii) agents, representatives, and independent contractors of the Seller;

(xi)           copies of all records, files and correspondence, relating to the Purchased Assets or Assumed Liabilities to the extent available;

(xii)          copies of all operating and training manuals, catalogs, quotations, bids, sales and promotional materials, correspondence, research and development records, prototypes, lists of present and former customers and suppliers, customer information including a 5-year sales history, to the extent available relating to the Products; and

(xiii)         (with the consent of such employees) copies of the personnel, employment and other records of the employees hired by the Purchaser and listed on Schedule 5.15(i); and

(xiv)        the accounts receivable identified on Schedule 1.33(xiv), subject to normal collection in the ordinary course of business from the date and time of gathering information for such Schedule to the Closing Date.

Section 1.34           “Proprietary Rights” means the combination of all Licensed Proprietary Rights and all Purchased Proprietary Rights.

Section 1.35           “Purchased Inventory” means Inventory of the Products located in the Facilities or at facilities of the Manufacturers as of the Closing Date.  “Inventory” means any and all inventory, including raw material inventories, warehouse stock, parts, inventories, material, supplies, work-in-progress and finished products, packaging and shipping materials of the Seller.

Section 1.36           “Purchased Proprietary Rights” shall mean Seller’s (a) patents, patent registrations, and patent applications set forth in Schedule 1.33(v), together with (b) copyrights, copyright registrations, and copyright applications set forth in Schedule 1.33(v) used any time prior to the Closing in the manufacture of the Products, (c) technology, inventions, product drawings, trade secrets, know-how, customer lists, manufacturing processes, process data, product designs, bills of materials and other proprietary information or rights to the extent derived from or used in the manufacture of the Products prior to the Closing identified in Schedule 1.33(v); and permits, licenses or other agreements to or from third parties regarding the foregoing and listed on Schedule 1.33(v); and (d) all mask sets of the Products.

Section 1.37           “Regulated Substances” means (i) any chemical, material or substance now defined as or included in the definition of “hazardous substance,” “hazardous waste,” “hazardous material,” “extremely hazardous waste,” “restricted hazardous waste,” “infectious waste,” “toxic substance,” or any other formulations intended to define, list or classify substances by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, toxicity, reproductive toxicity or other words of similar import under any applicable Environmental Laws or publications promulgated pursuant thereto, and any other chemical, material or substance, exposure to which is prohibited or regulated by any governmental authority or Environmental Law, or which is reasonably likely to pose a hazard to the health and safety of the owners, occupants or any other persons in the vicinity of the Facilities, (ii) any oil, petroleum or petroleum derived substance, (iii) any drilling fluids, produced waters and other wastes associated with the exploration, development or production of crude oil, natural gas or geothermal resources, (iv) any radioactive materials, (v) asbestos in any form which is or could become friable, (vi) urea formaldehyde foam insulation, (vii) polychlorinated biphenyls, or (viii) pesticides.

Section 1.38           “Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching, or migration of Regulated Substances into the indoor or outdoor environment (including without limitation, the abandonment or disposal of any storage tanks, barrels, containers or other closed receptacles containing any Regulated Substance), or into or out of the Facilities, including the movement of any Regulated Substances through the air, soil, surface water, or groundwater of the Facilities.

Section 1.39           “Sales Order” means all agreements, commitments, accepted purchase orders, sale confirmations or other similar agreements for the sale by the Seller of Products.

ARTICLE 2

Purchase and Sale of Assets

Section 2.1             Assets Acquired.  Subject to the terms and conditions of this Agreement, the Seller agrees to sell, assign, convey, transfer and deliver to the Purchaser on the Closing Date, and the Purchaser agrees to purchase and acquire from the Seller on the Closing Date, all of the Purchased Assets, and the Seller and the Purchaser agree to execute an Assignment of License Agreement in the form of Exhibit A for Seller to transfer a license to the Purchaser to use on and after the Closing Date all of the Licensed Proprietary Rights.

Section 2.2             Assets Excluded.  Notwithstanding anything to the contrary contained in this Agreement, the Purchaser will not purchase and acquire or obtain any right or license to, any of the Excluded Assets, and the Excluded Assets are specifically excluded from the assets to be sold, assigned, licensed and/or transferred to the Purchaser pursuant to this Agreement.

ARTICLE 3

Assumption of Liabilities and Limitation

Section 3.1             Liabilities Assumed.  The Purchaser agrees to assume the Assumed Liabilities from the Seller as of the Closing.

Section 3.2             Limitations.  EXCEPT FOR THE OBLIGATIONS ASSUMED AS SET FORTH IN SECTION 3.1, THE PURCHASER SHALL NOT ASSUME OR DISCHARGE ANY DEBTS, OBLIGATIONS, LIABILITIES OR COMMITMENTS OF THE SELLER WHETHER ACCRUED NOW OR HEREAFTER, WHETHER FIXED OR CONTINGENT, AND WHETHER KNOWN OR UNKNOWN.

ARTICLE 4

Purchase Price; Method of Payment; Allocation

Section 4.1             Purchase Price.  The Purchase Price shall be Twelve Million Two Hundred Thousand Dollars ($12,200,000).  The Purchase Price shall be paid on the Closing Date by one or more wire transfers of immediately available funds to one or more bank accounts as designated by Seller in writing prior to the Closing.

Section 4.2             Bulk Sales Compliance.  The Purchaser waives any compliance with the provisions and procedures of Article 6 of the Uniform Commercial Code as currently enacted in Pennsylvania (the “Bulk Sales Law”), and any similar laws applicable to the transactions contemplated hereby, but the Seller nevertheless represents and warrants that the Purchased Assets will be transferred to the Purchaser free and clear of any Encumbrances or transferee liability that may be imposed by the Bulk Sales Law or such similar laws.

Section 4.3             Allocation of the Purchase Price.  The Parties shall negotiate and agree upon an allocation of the Purchase Price between the date of execution of this Agreement and the Closing Date, and such allocation shall be set forth in Exhibit B.  The Purchase Price and all other capitalizable costs shall be allocated as shall be set forth in Exhibit B hereto for all purposes, including financial accounting and tax purposes.  The Purchaser and the Seller shall use such allocation in filing their respective Internal Revenue Service Forms 8594.

Section 4.4             Closing.  The closing of the transactions contemplated hereby (the “Closing”) shall take place by fax (with originals to follow by overnight delivery) among the Seller, Purchaser, and their respective representatives on one or more days from May 8, 2002 through May 31, 2002, or at such other time and place as is mutually agreed by the Purchaser and the Seller, subject to satisfaction of the conditions set forth in Article 8.  The time and date of the Closing is herein called the “Closing Date.”

ARTICLE 5

Representations and Warranties of the Seller

The Seller represents and warrants to the Purchaser as follows, except as set forth in the disclosure schedule accompanying this Agreement and initialed by the Parties (the “Disclosure Schedule”), which is arranged in paragraphs corresponding to the numbered paragraphs contained in this Article 5:

Section 5.1             Organization and Qualification of the Seller.  The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full power and authority to own or lease its properties and assets and to carry on the business of the Seller as presently conducted, and is duly qualified to do business as a foreign corporation and is in good standing in the Commonwealth of Pennsylvania and in each jurisdiction where the failure to be so qualified would have a Material Adverse Effect.  The Seller does not and has never owned or controlled any subsidiary corporation or other entity or joint venture.

Section 5.2             Authorization.  The Seller has full corporate power and authority to execute and deliver this Agreement and each of the other Operative Documents to be executed and delivered by it and to perform its obligations hereunder and thereunder, all of which have been duly authorized by all requisite corporate action on the part of the Seller.  Each of this Agreement and each of the other Operative Documents to be executed and delivered by the Seller has been or, at the time of delivery will be, duly authorized, executed and delivered by the Seller and constitutes or, at the time of delivery will constitute, a valid and binding agreement of the Seller, enforceable against the Seller in accordance with its terms.

Section 5.3             Non-contravention.  Neither the execution and delivery by the Seller of this Agreement and each of the other Operative Documents to be executed and delivered by it, nor the performance by the Seller of its obligations hereunder and thereunder, will (i) contravene any provision contained in the Seller’s Certificate of Incorporation or by-laws, (ii) violate or result in a breach (with or without the lapse of time, the giving of notice or both) of or constitute a default under (A) any contract, agreement, commitment, indenture, mortgage, lease, pledge, note, license, permit or other instrument or obligation or (B) any judgment, order, decree, law, rule or regulation or other restriction of any Governmental Authority, in each case to which the Seller is a party or by which it is bound or to which any of the Purchased Assets is subject, (iii) result in the creation or imposition of any lien, claim, charge, encumbrance, equity, restriction or right on or affecting any of the Purchased Assets, or (iv) result in the acceleration of, or permit any Person to accelerate or declare due and payable prior to its stated maturity, any Assumed Liability.

Section 5.4             No Consents.  Except as set forth in Schedule 5.4, no notice to, filing with, or authorization, registration, consent or approval of, any Governmental Authority or other Person is necessary for the execution, delivery or performance by the Seller of this Agreement or any of the other Operative Documents or the consummation by the Seller of the transactions contemplated hereby or thereby.

Section 5.5             The Purchased Assets.  The Purchased Assets constitute all of the rights properties and assets (tangible or intangible) which were necessary for the manufacture of the Products by the Seller prior to the Closing Date.  No third party owns or has any interest by lease, license or otherwise in any of the Purchased Assets other than Assumed Liabilities and the Encumbrances permitted pursuant to Section 5.7.  The documents of transfer to be executed and delivered by the Seller at the Closing will be sufficient to convey good title to the Purchased Assets to the Purchaser, free and clear of all Encumbrances, other than Assumed Liabilities.

Section 5.6             Personal Property.  The Seller has good title to (or valid leasehold or contractual interests in) all personal property comprising the Purchased Assets, free and clear of any Encumbrances, other than Assumed Liabilities.

Section 5.7             Real Property.  Schedule 5.7 to this Agreement contains a complete and accurate legal description of the real property portion of the Facilities owned by Seller and a description of all buildings, fixtures and other improvements of the Facilities owned by Seller.  The zoning of the Facilities permits Seller to manufacture the Products.  To the Seller’s Knowledge, the Facilities are in good operating condition and fit for their present use in the ordinary course of business (subject to normal wear and tear) with no known structural or other defects that could interfere with the conduct of normal operations of such facilities and are suitable for the purposes for which they are currently being used by Seller.  There are no Encumbrances on the Facilities other than (1) the lien, if any, of current real property taxes, payment of which is not delinquent; (2) existing rights, easements and customary exclusions listed in the title insurance policy delivered to the Purchaser at the Closing; and (3) any other exceptions noted in title insurance policy commitment approved by the Purchaser.

Section 5.8             No Condemnation.  Neither the whole nor any part of the real property or the improvements thereon is subject to any governmental decree or order to be sold nor have any proceedings for the condemnation, expropriation or other taking of all or any portion of such real property or improvements been instituted or, to the Seller’s best Knowledge, threatened by any Governmental Authority, with or without payment therefor.

Section 5.9             Inventory.  Schedule 1.33(iv) sets forth a true and complete listing of all Purchased Inventory.  The Purchased Inventory consists of items which are good and merchantable and of a quantity and quality usable in the regular and ordinary course of the business of Seller consistent with past practices. At the Closing, the value of the Purchased Inventory, on a cost basis, will not be less than $2,000,000.

Section 5.10           Absence of Certain Developments.  To the Seller’s Knowledge, since September30, 2001, the Seller has conducted the business of the Seller in the ordinary and usual course consistent with past practices and has not (i) sold, leased, transferred or otherwise disposed of any of the Inventory (other than dispositions in the ordinary course of business consistent with past practices), including without limitation any distribution stocking order, (ii) terminated or amended in any material respect any contract or lease to which the Seller is a party or to which it is bound or to which Purchased Assets are subject, (iii) suffered any material loss, damage or destruction of Purchased Assets whether or not covered by insurance, (iv) incurred any liabilities (other than in the ordinary course of business, none of which, individually or in the aggregate, are material), (v) incurred, created or suffered to exist any Encumbrances on the Purchased Assets other than as identified in the title insurance commitment as to the Facilities or as created in the ordinary course of business and that are not, individually or in the aggregate, material, (vi) increased, directly or indirectly the compensation to become payable by Purchaser after the Closing Date to any of the officers or employees listed in Schedule 5.15(i), (vii) suffered any labor dispute, strike or other work stoppage, (viii) except as contemplated in this Agreement, made or obligated itself to make any capital expenditures affecting the Seller in excess of $100,000 individually or in the aggregate, (ix) entered into any contract or other agreement affecting the Seller requiring the Seller to make payments in excess of $100,000 per annum, individually or in the aggregate, other than in the ordinary course of business consistent with past practices, or (x) suffered any other event, fact or circumstance which has resulted or is reasonably likely to result in a Material Adverse Effect.

Section 5.11           Governmental Authorizations; Compliance with Laws, Licenses, Etc.  To the Seller’s Knowledge, after appropriate inquiry, the Seller has been operated in compliance with all applicable laws, rules, regulations, codes, ordinances, orders, policies and guidelines of any applicable Governmental Authorities, including but not limited to, those related to fire, safety, labeling of products, pricing, sales or distribution of products, antitrust, trade regulation, trade practices, sanitation, land use, employment or employment practices, energy and similar laws and all laws, rules, regulations and guidelines administered or promulgated by PADEP, except for violations which, individually or in the aggregate, would not have a Material Adverse Effect.  To the Seller’s Knowledge, there are no facts, which with notice or lapse of time or both, would constitute a violation by Seller of any law or permit or approval applicable to Seller, except for violations which, individually or in the aggregate, would not have a Material Adverse Effect.  To the Seller’s Knowledge, after appropriate inquiry, the Seller has and as of the Closing Date will have all permits, licenses, approvals, certificates and other authorizations, and has made all notifications, registrations, certifications and filings with all Governmental Authorities, necessary or advisable for the operation of the Seller as currently conducted by the Seller, except for those which, individually or in the aggregate would not have a Material Adverse Effect.  To the Seller’s Knowledge, after appropriate inquiry, there is no action, case or proceeding pending or threatened by any Governmental Authority with respect to (i) any alleged violation by the Seller or its predecessors or agents of any law, rule, regulation, code, ordinance, order, policy or guideline of any Governmental Authority, or (ii) any alleged failure by the Seller or its predecessors or agents to have any permit, license, approval, certification or other authorization required in connection with the operation of the Seller.  To the Seller’s Knowledge, after appropriate inquiry, no notice of any violation of such laws has been received by the Seller or any of the directors, officers, employees or other agents of the Seller, and the Seller has not received any notice that the Products are not in compliance with, or do not meet the standards of, all applicable laws.  Schedule 5.11 sets forth a true and complete list of all permits, licenses, approvals, certificates, registrations and other authorizations relating to the Seller (the “Authorizations”) including without limitation in respect of the Products.  Such Authorizations are in full force and effect and the Seller has received no notification of the suspension or cancellation of any thereof.  The Seller has no grounds to believe that any of the Authorizations listed on Schedule 5.11 will not be transferable to the Purchaser.  Schedule 5.11 includes a true and complete list of all Standard Industrial Classification (SIC) Codes applicable to the Seller or the Purchased Assets.

Section 5.12           Litigation.  There are no lawsuits, actions, proceedings, claims, orders or investigations by or before any Governmental Authority pending or, to Seller’s Knowledge, threatened against the Seller relating to the Seller, the Purchased Assets, the Assumed Liabilities or any product alleged to have been manufactured or sold by the Seller or seeking to enjoin the transactions contemplated hereby, and there are no facts or circumstances known to the Seller that could result in a claim for damages or equitable relief which, if decided adversely, could, individually or in the aggregate, have a Material Adverse Effect.

Section 5.13           Taxes.  To the Seller’s Knowledge, all federal, state, county, local and foreign tax returns and reports of the Seller required to be filed which relate to or affect the Seller or the Purchased Assets have been duly filed.  All federal, state, county, local, foreign and any other taxes (including all income, withholding and employment taxes), assessments (including interest and penalties), fees and other governmental charges with respect to the employees, properties, assets, income or franchises of the Seller as they relate to or affect the Seller or the Purchased Assets have been paid or duly provided for, or are being contested in good faith by appropriate proceedings.  Any such taxes, fees or governmental charges that are being contested are set forth in Schedule 5.13 and shall be deemed Excluded Liabilities.

Section 5.14           Environmental Matters.  Except as disclosed in Schedule 5.14 or the Environmental reports described in Schedule 5.14, to the Seller’s Knowledge, after a review of all applicable laws, available records and backup documents, and due inquiry as to any investigations, studies or audits that the Seller knows about but does not have copies of, (i) the Facilities are being and have been operated by the Seller in compliance with all Environmental Laws, (ii) since the Facilities were acquired by Seller, the Facilities did not contain any Regulated Substance other than as permitted under applicable Environmental Laws, (iii) the Seller has, and at all times has had, all permits, licenses and other approvals and authorizations required under applicable Environmental Laws for its operation of the Facilities, (iv) the Seller has not received any notice from any Governmental Authority that the Seller or any of its Affiliates may be a potentially responsible party in connection with any waste disposal site or facility used, directly or indirectly, by or otherwise related to the Facilities, (v) no reports have been filed, or have been required to be filed, by the Seller concerning the release of any Regulated Substance or the violation of any Environmental Law on or at the Facilities, (vi) no Regulated Substance has been unlawfully disposed of, transferred, released or transported from the Facilities since the facilities were acquired by Seller, other than as permitted under applicable Environmental Law pursuant to appropriate regulations, permits or authorizations, (vii) there have been no environmental investigations, studies, audits, tests, reviews, or other analyses conducted by or which are in the possession of the Seller or any Affiliate of the Seller relating to the Facilities, except to the extent that true and correct copies thereof have been delivered to the Purchaser prior to the date hereof, (viii) there are no underground storage tanks on, in or under any of the Facilities and no underground storage tanks have been closed or removed from such Facilities, (ix) the Seller has not presently incurred, and the Facilities are not presently subject to, any liabilities (fixed or contingent) relating to any Environmental Claim in connection with the Facilities, (x) all documents filed by or on behalf of the Seller with any Governmental Authority pursuant to any Environmental Law in connection with the Facilities were, when filed, true, correct and complete and did not omit to state any fact required to be stated therein or necessary to make the statements therein not misleading, (xi) all Environmental Laws in existence at the time the Facilities were acquired by Seller have been complied with  since that time by Seller and no condition of the Facilities or action by Seller is likely to or be or is in violation of any Environmental Laws, and (xii) there are no civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or other proceedings pending or threatened against the Seller or any predecessor or Affiliate of the Seller with respect to the Facilities relating to any Environmental Claim, and neither the Seller nor any predecessor or Affiliate of the Seller has received any notices, demand letters or requests for information, arising out of, in connection with, or resulting from, a violation, or alleged violation, of any Environmental Law.  This Agreement contains the sole and exclusive representations and warranties of the Seller with respect to any environmental, health, or safety matters, including without limitation any arising under any Environmental Laws.  Any other representations and warranties of the Seller with respect to any environmental, health, or safety matters, including without limitation any arising under any Environmental Laws, are hereby disclaimed.

Section 5.15           Employee Matters.  Schedule 5.15(i) contains a true and correct list of the employees currently employed by the Seller in the conduct of the business of the Seller and a description of the rate and nature of all current compensation payable by the Seller to each employee.  The Seller has not entered into any collective bargaining agreements with respect to the above-mentioned employees.  There are no written personnel policies applicable to such employees generally, other than a policy manual and employee manuals, which are identified on Schedule 5.15(ii).  The disclosed employee benefit plans of the employees of the Seller have been administered in accordance with ERISA, if applicable, and there are no employee benefit plans of the employees of the Seller not disclosed in Schedule 5.15(ii).  There is no labor strike, dispute, slowdown or work stoppage or lockout pending or, to the best of the Seller’s Knowledge, threatened against or affecting the Seller and during the past three years there has been no such action.  To the Seller’s Knowledge, no union organization campaign is in progress with respect to any of such employees, and no question concerning representation exists respecting such employees.  There is no unfair labor practice charge or complaint applicable to such employees pending or, to the Seller’s best Knowledge, threatened against the Seller.  Except for the covenant provided in Section 7.3(e) of this Agreement, the Seller has not entered into any agreement, arrangement or understanding restricting its ability to terminate the employment of any or all of such employees at any time, for any lawful or no reason, without penalty or liability.

Section 5.16           Proprietary Rights.

(a)            The Seller owns and possesses, and upon consummation of the transactions contemplated hereby, the Purchaser will hold, a valid and enforceable license for, all of the Licensed Proprietary Rights.  Upon the Closing, the Licensed Proprietary Rights are transferable to the Purchaser, and the transactions contemplated hereby will have no Material Adverse Effect on the Purchaser’s right, title and interest in the Licensed Proprietary Rights under licenses or other agreements relating to the Licensed Proprietary Rights.

(b)           The Seller owns and possesses, and upon consummation of the transactions contemplated hereby, the Purchaser will hold, right, title and interest in the Purchased Proprietary Rights, free and clear of all Encumbrances.

(c)            The Seller has taken all reasonably necessary action to protect the Proprietary Rights, and the transactions contemplated by this Agreement.   No claim by any third party contesting the validity, enforceability, use or ownership by the Seller of any Proprietary Right has been made, is currently pending or, to the Seller’s Knowledge, is threatened, against the Seller.  To the Seller’s Knowledge, no claim by any third party contesting the validity, enforceability, use or ownership of any Proprietary Right has been made, is currently pending or is threatened against the Seller’s licensor of any Licensed Proprietary Rights.  The Seller has not received any notice of, nor is it aware of any fact that indicates a likelihood of, any infringement or misappropriation by, or conflict with, any third party with respect to any of the Proprietary Rights.  The Seller has not infringed, misappropriated or otherwise conflicted with any rights of any third parties which would have a Material Adverse Effect.  The Proprietary Rights constitute all of the patents, copyrights, technology, inventions, product drawings, trade secrets, know-how, customer lists, manufacturing processes, process data, product designs, bills of materials and other proprietary information or rights necessary for the manufacture of the Products.

Section 5.17           Contracts.

(a)            To the Seller’s Knowledge, Schedule 5.17 describes all material contracts, agreements, leases, commitments, instruments, plans, permits or licenses, whether written or oral, with respect to the Seller to which the Seller is a party or is otherwise bound, of the types described below to the extent that they relate to the operation of the Seller (the “Seller’s Contracts”):

(i)             all agreements, commitments, purchase orders, sale confirmations or other similar agreements for the purchase by the Seller of raw materials, machinery, equipment or other personal property, products or services, other than those that are for amounts of less than $5,000;

(ii)            all agreements, commitments, purchase orders, sale confirmations or other similar agreements for the sale by the Seller of Products;

(iii)           all capitalized leases, pledges, conditional sale or title retention agreements concerning the Purchased Assets;

(iv)          all employment agreements and commitments and all consulting or severance agreements or arrangements concerning the employees of Seller;

(v)           all agreements relating to the consignment or lease of personal property (whether the Seller is lessee, sublessee, lessor or sublessor), other than such agreements that provide for annual payments of less than $5,000;

(vi)          all agreements (other than the agreements as contained herein) prohibiting or restricting the Seller from freely engaging in the business of the Seller in any geographic area;

(vii)         all agreements to provide rebates to customers of the Seller;

(viii)        all distribution, sales agency and other similar agreements relating to the marketing, sale or distribution of Products by the Seller; and

(ix)           all warranties that Seller has given to customers concerning the Products.

(b)           To the Seller’s Knowledge, all of the Assigned Contracts which are intended to be assigned to the Purchaser hereunder are fully assignable to the Purchaser by the Seller without the consent of any third party.  All consents of third parties required for the assignment of such Assigned Contracts have been obtained or will have been obtained prior to or on the Closing Date.

(c)            To the Seller’s Knowledge, the Seller is not in default, nor has the Seller given or received notice of any default or claimed, purported or alleged default, or facts that, with notice or lapse of time, or both, would constitute a default (or give rise to a termination right) on the part of any party in the performance of any obligation to be performed under any of the Seller’s Contracts which would have a Material Adverse Effect on Seller’s operations.

(d)           To the Seller’s Knowledge, the Seller has not violated the Truth in Negotiations Act or the False Claims Act or any other law regulating government contracts or failed to comply with the applicable requirements of the Federal Cost Accounting Standards with respect thereto which would have a Material Adverse Effect.

(e)            True and complete copies of all written Assigned Contracts, including any amendments thereto, have been delivered to the Purchaser and such documents constitute the legal, valid and binding obligation of the Seller and, to the best of the Seller’s Knowledge after due inquiry, each other party purportedly obligated thereunder.

(f)            Other than the warranties set forth or described in Schedule 5.17(a)(ix) the Seller has not given or made any express warranties to third parties with respect to any products sold or services performed by it.  Seller does not have any knowledge of any fact or of the occurrence of any event forming the basis of any present or future claim against Seller, whether or not fully covered by insurance, for liability on account of products liability or on account of any express or implied product warranty, except for warranty obligations described in Schedule 5.17(a)(ix) and product returns in the ordinary course of business.

(g)           None of the Sales Orders being assumed by the Purchaser has been prepaid, and the Seller has not treated any such unfilled Sales Orders as accounts receivable.

Section 5.18           Customers and Suppliers.  Schedule 1.33(vi) sets forth a complete list of the Backlog.  Schedule 5.18 sets forth a list of (a) the fifteen (15) largest customers currently of the Seller in terms of gross sales and (b) the fifteen (15) largest suppliers of the Seller in terms of purchases, in each case during approximately the 18-month period ending within a reasonable time prior to the Execution Date.  Since September 30, 2001 (a) no customer has notified or otherwise indicated to the Seller that it will stop, or decrease the rate of, its purchases of materials, products or services from the Seller, and no customer has ceased or materially decreased its purchases of any such materials, products or services from the Seller; and (b) no supplier of the Seller has notified or otherwise indicated to the Seller that it will stop, or decrease the rate of or, other than publicly announced generally applicable price increases, materially increase the cost of, its supply of materials, products or services used by the Seller, and no supplier has ceased, materially decreased the rate of, or materially raised the cost of, any such materials, products or services.  The Seller is not a party to any material contract or commitment to purchase products from any supplier, other than contracts or commitments that are terminable at will by the Seller in its sole discretion, without cost or penalty.

Section 5.19           Equipment.  To the Knowledge of the Seller, all machinery, equipment, furniture, fixtures and other personal property used in the business of Seller is in good operating condition and fit for operation in the ordinary course of business used in the way the Seller had used the same (subject to normal wear and tear) with no known material defects that have interfered with the conduct by the Seller of normal operations of such equipment, furniture, fixtures and other personal property.

Section 5.20           Brokers.  The Seller has not retained any broker, finder, investment banker or financial advisor in connection with this Agreement or any of the transactions contemplated hereby that would be entitled to make any claim against the Purchaser or its Affiliates for a broker’s, finder’s, investment banker’s, financial adviser’s or similar fee payable in connection herewith.

Section 5.21           Financial Statements.

(a)            Seller has furnished to Purchaser copies of (i) unaudited balance sheets of Seller and unaudited statements of income for each of the three (3) fiscal years ended on or about September 30, 1999, 2000, and 2001 (collectively, the “Annual Financial Statements”), and (ii) an unaudited balance sheet of Seller as of March 31, 2002, and unaudited statements of income for the three (3) month period then ended (the “Interim Financial Statements”) (the financial statements in clauses (i) and (ii) being collectively referred to herein as the “Financial Statements”).

(b)           The Annual Financial Statements (i) have been prepared in general conformity with GAAP applied on a consistent basis from year to year (except as noted otherwise therein), subject to normal recurring year-end and consolidating adjustments (the effect of which will not, individually or in the aggregate, be material) and the absence of notes (which, if presented, would not differ materially from those included in the Microsemi consolidated audited financial statements); and (ii) assuming Seller will continue as a going concern, are true and correct and present fairly in all material respects the financial condition of Seller and the results of operations of Seller for the periods to which each relates, except for matters which, individually or in the aggregate, would not have a Material Adverse Effect.

(c)            To the Knowledge of Seller, the Interim Financial Statements (i) have been prepared in general conformity with GAAP applied on a consistent basis from year to year (except as noted otherwise therein), subject to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the absence of notes, and (ii) assuming Seller will continue as a going concern, are true and correct and present fairly in all material respects the financial condition of Seller and the results of operations of Seller for the periods to which each relates, except for matters which, individually or in the aggregate, would not have a Material Adverse Effect.

(d)           Except as set forth on Schedule 5.21(d) attached hereto, as of the date of the Interim Financial Statements, Seller had no material liability of any nature (matured or unmatured, fixed or contingent) which was not (i) provided for or disclosed on the Interim Financial Statements, or (ii) incurred in the ordinary course of business, consistent with past practice.  As of the date of the Interim Financial Statements, there were no material loss contingencies (as such term is used in the Statement of Financial Accounting Standard No. 5 issued by the Financial Accounting Standards Board in March, 1975) that were not adequately provided for or disclosed on the Financial Statements.

(e)            The Seller’s accounts receivable which are collectible within ninety (90) days currently exceed, and at Closing will exceed, the aggregate Assumed Liabilities.

Section 5.22           DISCLAIMER OF OTHER REPRESENTATIONS AND WARRANTIES.  EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 5, THE SELLER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF ANY OF ITS ASSETS (INCLUDING, WITHOUT LIMITATION, THE PURCHASED ASSETS), LIABILITIES OR OPERATIONS, INCLUDING, WITHOUT LIMITATION, WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.  THE PURCHASER HEREBY ACKNOWLEDGES AND AGREES THAT, EXCEPT TO THE EXTENT SPECIFICALLY SET FORTH IN THIS ARTICLE 5, THE PURCHASER IS PURCHASING THE PURCHASED ASSETS ON AN “AS-IS, WHERE-IS” BASIS.  WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE SELLER DISCLAIMS ANY IMPLIED WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE OR MERCHANTABILITY AS TO THE PURCHASED ASSETS THAT ARE EQUIPMENT, GOODS OR OTHER ASSETS THAT ARE SUBJECT TO ARTICLE 2 OF THE PENNSYLVANIA UNIFORM COMMERCIAL CODE, AND THE PURCHASER EXPRESSLY ACKNOWLEDGES THAT SUCH EQUIPMENT AND GOODS OR OTHER ASSETS ARE PURCHASED AND SOLD “AS IS” AND “WHERE IS” AND WITHOUT WARRANTY EXCEPT AS EXPRESSLY CONTAINED IN THIS AGREEMENT.  THE SELLER MAKES NO REPRESENTATION OR WARRANTY REGARDING ANY ASSETS OTHER THAN THE PURCHASED ASSETS OR ANY LIABILITIES OTHER THAN THE ASSUMED LIABILITIES, AND NONE SHALL BE IMPLIED AT LAW OR IN EQUITY.

ARTICLE 6

Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Seller as follows:

Section 6.1             Organization and Qualification of the Purchaser.  The Purchaser shall be as of the Closing a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and shall have as of the Closing full corporate power and authority to own or lease its property and assets and to carry on its business as presently conducted and as of the Closing shall be duly qualified to do business as a foreign corporation in good standing in the Commonwealth of Pennsylvania.

Section 6.2             Authorization.  The Purchaser has full corporate power and authority to execute and deliver this Agreement and each of the other Operative Documents to be executed and delivered by it and to perform its obligations hereunder and thereunder, all of which have been duly authorized by all requisite corporate action on the part of the Purchaser.  This Agreement and each of the other Operative Documents to be executed and delivered by the Purchaser has been or, at the time of delivery will be, duly authorized, executed and delivered by the Purchaser and constitutes or, at the time of delivery will constitute, a valid and binding agreement of the Purchaser, enforceable against the Purchaser in accordance with its terms.

Section 6.3             Non-contravention.  Neither the execution and delivery of this Agreement and each of the other Operative Documents to be executed and delivered by it, nor the performance by the Purchaser of its obligations hereunder and thereunder, will (i) contravene any provision contained in the Purchaser’s Certificate of Incorporation or by-laws, (ii) violate or result in a breach (with or without the lapse of time, the giving of notice or both) of or constitute a default under (A) any contract, agreement, commitment, indenture, mortgage, lease, pledge, note, license, permit or other instrument or obligation or (B) any judgment, order, decree, law, rule or regulation or other restriction of any Governmental Authority, in each case to which the Purchaser is a party or by which it is bound or to which any of its assets as of the Execution Date are subject, (iii) result in the creation or imposition of any lien, claim, charge, encumbrance, equity, restriction or right on or affecting any of its assets as of the Execution Date, or (iv) result in the acceleration of, or permit any Person to accelerate or declare due and payable prior to its stated maturity, any material liability of the Purchaser.

Section 6.4                  No Consents.  Except as set forth on the Purchaser’s disclosure schedule attached hereto, no notice to, filing with, or authorization, registration, consent or approval of any Governmental Authority or other Person is necessary for the execution, delivery or performance by the Purchaser of this Agreement and the other Operative Documents to be executed and delivered by it or the consummation of the transactions contemplated hereby and thereby by the Purchaser.

Section 6.5                  Litigation.  There are no lawsuits, actions, proceedings, claims, orders or investigations by or before any Governmental Authority pending or, to Purchaser’s Knowledge, threatened against the Purchaser relating to it or seeking to enjoin the transactions contemplated hereby, and there are no facts or circumstances known to the Purchaser that could result in a claim for damages or equitable relief which, if decided adversely, could, individually or in the aggregate, have a Material Adverse Effect on the Purchaser.

Section 6.6                  Brokers.  The Purchaser has not retained any broker, finder, investment banker or financial advisor in connection with this Agreement or any of the transactions contemplated hereby that would be entitled to make any claim against the Seller or its Affiliates for a broker’s, finder’s, investment banker’s, financial adviser’s or similar fee payable in connection herewith.

ARTICLE 7

Covenants and Agreements

Section 7.1                  Access and Information.  Prior to the Closing, the Purchaser has made and shall be entitled to make or cause to be made such investigations of the Seller, and the financial and legal condition of the Purchased Assets, as the Purchaser deems necessary or advisable, and the Seller has cooperated and shall cooperate with any such investigations.  Without limiting the generality of any other terms and provisions of this Section 7.1, (a) the Seller has provided a copy of the preliminary title report on the real property with respect to the real property comprising part of the Facilities and the Purchased Assets; (b) APT has audited and shall be entitled to audit and confirm further the status of the finished inventory, parts, work-in-process, and purchase orders of the Seller, to review the Seller’s standard warranty and warranty claims history and expense, to correlate between the list of assets to be purchased and the assets physically present at the Facilities, and to check the assignability of contracts that are material to Seller’s business and which are part of the Purchased Assets; and (c) the Seller has provided a list of Proprietary Rights to APT. In furtherance of the foregoing, but not in limitation thereof, prior to the Closing Date the Seller shall permit the Purchaser and its agents and representatives or cause them to be permitted to have full and complete access to the premises, books and records of the Seller upon reasonable notice during regular business hours and shall furnish such existing financial and operating data, projections, forecasts, and other data relating to the Seller as the Purchaser shall reasonably request from time to time relating to the truth of representations or warranties, and/or performance of covenants or conditions provided in this Agreement.  Prior to the Closing, the Purchaser shall not use any information obtained pursuant to this Section 7.1 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement and, if such transactions are not consummated, it will hold all information and documents obtained pursuant to this Section 7.1 in confidence in accordance with the Non-Disclosure Agreement dated December 14, 2001 between Microsemi and APT (“Non-Disclosure Agreement”), unless and until such time as such information or documents otherwise become publicly available or as it is advised by legal counsel that any such information or document is required by law to be disclosed.  In the event that this Agreement is terminated, the Purchaser will deliver to the Seller all documents so obtained by it and any copies thereof in possession of the Purchaser or its agents and representatives or, at the option of the Purchaser, the Purchaser shall cause all of such documents and all of such copies to be destroyed and shall certify the destruction thereof to the Seller.  Upon the Closing, the Non-Disclosure Agreement shall be terminated automatically pursuant to this Section 7.1.

Section 7.2                  Affirmative Covenants.  Prior to the Closing, except as otherwise expressly provided herein,

(f)                 the Seller shall:

(i)              conduct the business of the Seller only in the ordinary and regular course of business consistent with past practices;

(ii)             keep in full force and effect its corporate existence;

(iii)            use its reasonable efforts to retain those employees listed in Schedule 5.15(i) and preserve its present relationships with customers, suppliers, contractors, distributors and such employees, and continue to compensate such employees consistent with past practices;

(iv)            maintain the Proprietary Rights so as not to affect adversely the validity or enforcement thereof; maintain the other Purchased Assets in customary repair, order and condition and maintain insurance reasonably comparable to that in effect on the Execution Date; and in the event of any casualty, loss or damage to any of the Purchased Assets, either repair or replace such assets with assets of comparable quality or, in the Seller’s discretion, transfer consideration to the Purchaser at Closing equal to the full repair cost or replacement cost of such assets;

(v)             maintain the books, accounts and records related to the Seller consistent with past practices;

(vi)            use its reasonable efforts to obtain all authorizations, consents, waivers, approvals or other actions necessary or desirable to consummate the transactions contemplated hereby and to cause the other conditions to the Purchaser’s obligation to close to be satisfied; and

(vii)           promptly inform the Purchaser in writing of any material breach of or change in the representations and warranties contained in Article 5 hereof which become known to the Seller (without obligation to investigate) in the ordinary course of its business; and

(g)                the Purchaser shall:

(i)              review the operation of the Seller through its authorized representatives, who shall be resident at the Facility, during normal business hours prior to the Closing.  Purchaser’s resident representative shall be advised on and requested to approve in writing all operational management decisions concerning the Seller outside the ordinary course of operations;

(ii)             keep in full force and effect its corporate existence;

(iii)            use its reasonable efforts to obtain authorizations, consents, waivers, approvals or take other actions as described in this Agreement as necessary to consummate the transactions contemplated hereby and to cause the other conditions to the Seller’s obligation to close to be satisfied; and

(iv)            promptly inform the Seller in writing of any material breach of or change in the representations and warranties contained in Article 6 hereof which become known to the authorized representative mentioned above (without obligation to investigate) in the ordinary course of his or her responsibilities.

Section 7.3                  Negative Covenants.  Prior to the Closing, without the prior written consent of the Purchaser, which shall not be unreasonably withheld, or as otherwise expressly provided herein, the Seller will not:

(a)                 enter into any contract, agreement or commitment which, if entered into prior to the date of this Agreement, could reasonably be expected to cause any representation or warranty of the Seller to be untrue or be required to be disclosed on one or more Schedules referred to in Article 5; or

(b)                take or omit to be taken any action, or permit its Affiliates to take or to omit to take any action, which could reasonably be expected to have a Material Adverse Effect;

(c)                 make any changes in the terms or conditions of employment of any of those employees listed in Schedule5.15(i);

(d)                 enter into any new employee compensation plans, employee benefit plans or employment agreements or materially modify any existing such plans or agreements respecting any of those employees listed in Schedule 5.15(i);

(e)                 terminate any of those employees listed in Schedule 5.15(i) other than in the ordinary course of business;

(f)                 sell any Inventory other than in the ordinary course of business; or

(g)                amend its certificate of incorporation or bylaws.

Section 7.4                  Notice of Developments.  The Seller may elect at any time to notify the Purchaser in writing of any development unknown to Seller on the date of its execution of this Agreement causing a breach of any of its representations and warranties in Article 5.  Unless the Purchaser has the right to terminate this Agreement pursuant to Article 9 by reason of the development and exercises that right within the time referred to in Article 9, the written notice pursuant to this Section 7.4 will be deemed to have amended the Disclosure Schedule, to have qualified the representations and warranties contained in Article 5, and to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of the development.

Section 7.5                  Closing Documents.  The Seller shall, prior to or on the Closing Date, execute and deliver, or cause to be executed and delivered to the Purchaser, the documents or instruments described in Section 8.2.  The Purchaser shall, prior to or on the Closing Date, execute and deliver, or cause to be executed and delivered, to the Seller, the documents or instruments described in Section 8.3.

Section 7.6                  Post Closing Access and Assistance; Product Warranty Work.

(a)                 After the Closing, upon request the Seller and its representatives shall be permitted reasonable access, during normal business hours, to make inspection of the books and records of the Seller (if any) transferred to the Purchaser hereunder so long as such records are maintained by the Purchaser in accordance with its customary records retention policy and to make copies thereof as is reasonably necessary (but excluding attorney work product or other privileged communications).  The Seller shall pay the Purchaser’s out-of-pocket costs and expenses in connection with satisfying such requests.

(b)                After the Closing, upon request the Purchaser and its representatives shall be permitted reasonable access, during normal business hours, to make inspection of the books and records (if any) of the Seller which may be retained by the Seller relating to the Purchased Assets so long as such records are retained by Seller in accordance with its customary records retention policy and to make copies thereof as is reasonably necessary (but excluding attorney work product or other privileged communications).  The Purchaser shall pay the Seller’s out-of-pocket costs and expenses in connection with satisfying such requests.

(c)                 The Seller, as assignor, and the Purchaser, as assignee and licensee, shall cooperate in effectuating the Assignment of License Agreement, which shall govern the relationship between the Parties and with the licensor regarding the license of the Licensed Proprietary Rights.  The Seller shall cooperate with the Purchaser in preparing and providing instruments and related documents necessary or reasonably requested by the Purchaser to register the Proprietary Rights in all countries of the world where Seller has such protection and the transfer thereof is permitted or required, which instruments shall be in registrable form in such countries in which any rights included within the Proprietary Rights are registered or under application as of the Closing Date.  The Purchaser shall be responsible for filing and recordation of such instruments and documents and for paying any fees or other charges in connection therewith.  Except to the extent otherwise provided in the License Agreement, the Seller shall be responsible following the Closing for paying all of the costs and expenses in accordance with the License Agreement in preparing, filing, registering, prosecuting, defending and maintaining all such Proprietary Rights and the rights and interests associated therewith.  The Purchaser shall use reasonable efforts to cooperate with the Seller and the licensor in connection therewith.

(d)                The Purchaser shall perform repair and/or replacement warranty work on behalf of Seller in accordance with the terms and conditions of the Seller’s warranties as set forth in Schedule 5.17(a)(ix) with respect to Products manufactured and/or sold by the Seller prior to the Closing.  In the event that direct material and labor costs and expenses incurred by the Purchaser in the aggregate for such repair and/or replacement warranty work under the terms and conditions of the Seller’s warranties exceeds the sum of $25,000.00, the Seller shall reimburse the Purchaser for one hundred percent (100%) of direct material and labor costs and expenses incurred by the Purchaser promptly within ten (10) business days of the Seller’s receipt of the Purchaser’s invoices therefor.  Any warranty obligations or product liabilities with respect to Products manufactured and/or sold by the Seller prior to the Closing shall be deemed Excluded Liabilities.

(e)                 The Seller shall provide reasonable assistance after the Closing Date to Purchaser and its outside accountants in the transition of Seller’s accounting records and systems to Purchaser, and in Purchaser’s production of audited financial statements to include the financial results of the business constituting the Purchased Assets.

Section 7.7                  Transfer and Property Taxes.

(a)                 The Seller and the Purchaser shall each pay one-half of any real property sales tax, motor vehicles sales tax and any personal property sales tax arising from the transfer from the Seller to the Purchaser of the Purchased Assets.  As of the Closing, the Purchaser shall hold a Pennsylvania resale certificate in order to exempt the transfer of Purchased Inventory from sales or use taxes.  The party responsible under law shall prepare and file the required tax returns and other required documents with respect to such taxes and fees and shall promptly provide the other party with evidence of the payment of such taxes and fees.  The party not responsible under law for filing tax returns and payment, absent this

Agreement, shall promptly pay or advance to the responsible party its share of such taxes or fees pursuant to this Section 7.7(a).  Without limiting the foregoing, each of the Parties shall promptly provide the other Party with a copy of its Internal Revenue Service Form 8594 filed in connection with this transaction.

(b)                The Seller shall (i) prepare and file all tax returns reporting the income attributable to the Purchased Assets or the operation of the business of Seller for all periods ending prior to or on the Closing Date, (ii) prepare and file all income tax returns reporting the income of the Seller arising on the Closing Date from the sale to the Purchaser of the Purchased Assets and the assumption by the Purchaser of the Assumed Liabilities, (iii) be responsible for the conduct of all tax examinations relating to the tax returns referred to in (i) and (ii) above, and (iv) pay all taxes attributable to the Purchased Assets or the operation of the business of Seller due with respect to the tax returns referred to in (i) and (ii) above.  The Purchaser shall prepare and file all tax returns reporting the income attributable to the ownership of the Purchased Assets and the operation of the business of Seller for all periods beginning on or after the Closing and shall be liable for and pay all taxes due in respect of such tax returns.

(c)                 All personal property, real property, motor vehicle (including road use) and ad valorem taxes, and all other taxes, charges or assessments levied or imposed upon the Purchased Assets by any Governmental Authority, for the taxable year beginning before and ending on or after the Closing Date shall be apportioned and pro rated on a per diem basis between the Purchaser and the Seller as of 11:59 p.m. on the Closing Date (the “Adjustment Time”).  The Seller shall pay or cause to be paid, on or prior to the due date, all ad valorem taxes and any other taxes and assessments against the Purchased Assets for all periods ending on or prior to the Closing Date.  The Purchaser shall pay all ad valorem taxes and any other taxes and assessments against the Purchased Assets for all periods beginning on or after the first calendar day following the Closing Date.  If the Closing Date shall occur before the tax rate for the year of Closing is fixed by the appropriate taxing authority, the apportionment of any such taxes shall be upon the basis of the tax rate for the preceding year applied to the latest assessed valuation and shall be readjusted promptly after such tax rates are known.  Such obligation to readjust shall survive the Closing.

Section 7.8                  Use of the Seller’s Name and Logo.

(a)                 The Purchaser shall be permitted to continue to use all purchased packaging materials (e.g., boxes) regardless of whether such materials bear the Seller’s name and/or logo, but only until such materials have been used.

(b)                As to any finished goods Purchased Inventory bearing Seller’s logo manufactured by the Seller, the Purchased Inventory may be resold by the Purchaser bearing Seller’s logo, and Purchaser may indicate that such Purchased Inventory was manufactured by the Seller, but only until the earlier of either the fourth anniversary of the Closing or until the Purchased Inventory is sold.

Section 7.9                  Confidentiality Agreement.  For a period of three (3) years after the Closing Date, neither the Seller nor its Affiliates (including but not limited to Microsemi), will, directly or indirectly, use for its own benefit or divulge or convey to any third party, any Confidential Information (as hereinafter defined) except in the defense or assertion of any claims related thereto or as required by applicable laws, rules and regulations.  For purposes of this Agreement, Confidential Information consists of all information, knowledge or data currently held by the Seller or its Affiliates and relating exclusively to the Seller, the Products or the Purchased Assets including, without limitation, customer and supplier lists, formulae, know-how, processes, trade secrets, consultant contracts, pricing information, marketing plans and product development plans to the extent not in the public domain or otherwise publicly available or used by the Seller or its Affiliates in their own businesses and which relate to products other than those of the Seller.  Information which enters the public domain or is publicly available loses its confidential status hereunder so long as neither the Seller nor its Affiliates directly or indirectly wrongfully causes such information to enter the public domain following the Closing Date.  Without limiting the generality of Section 11.4, the provisions of this Section 7.9 shall inure to the benefit of any permissible subsequent transferee of the Purchaser or any substantial portion of the business purchased from Seller, provided that this Agreement is assigned to such transferee by written agreement, which shall have been first approved by the Seller and such transferee continues to conduct the business of the Seller as acquired hereunder and as the same develops in the normal course of business.  In the event that the Seller merges, consolidates or otherwise combines with an unaffiliated party or if the Seller transfers, sells or disposes of all or any substantial portion of its remaining assets to an unaffiliated party, whether in one transaction or a series of related transactions, the Seller or the Affiliate party to such transaction, as the case may be, shall use reasonable efforts to procure from any purchaser or other transferee of all or any substantial portion of its remaining assets, as the case may be, a written agreement to comply with the provisions of this Section 7.9, as if such successor, purchaser or other transferee were a party hereto.  Notwithstanding any term or provision herein or elsewhere, this Section 7.9 shall not apply to or restrict any successor or transferee of the Seller in the conduct of any business conducted by such successor or transferee prior to becoming a successor or transferee of the Seller or an Affiliate of the Seller or any business acquired from any unrelated party by such successor or transferee at any time after such entity became a successor or transferee of the Seller or an Affiliate of the Seller.

Section 7.10                Efforts; Further Assurances.  Subject to the terms and conditions hereof, each of the Parties hereto shall use its reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.  Each of the Seller and the Purchaser will use their respective best efforts to obtain consents of all Governmental Authorities and third parties necessary to the consummation of the transactions contemplated by this Agreement.  In the event that at any time after Closing any further action is necessary to carry out the purposes of this Agreement, the Seller or the proper directors or officers of the Seller or the Purchaser, as the case may be, shall take all such action without any further consideration therefor.

Section 7.11                Employment of the Seller’s Employees.

(a)                 The Purchaser shall offer employment to all those employees currently employed by Seller and employed by Seller as of immediately prior to the Closing and listed on Schedule 5.15(i), at the present rate of cash compensation of such employees as disclosed in Schedule 5.15(i) hereto and as represented and warranted by Seller in Section 5.15 or, in the Purchaser’s sole discretion and judgment in any instance, a better rate of cash compensation as such employees are presently employed under, provided such employees are still employed by the Seller through the Closing Date.  The Seller shall continue to bear sole responsibility for the payment of all salaries and other benefits of any kind earned or accrued (whether or not vested or deemed vested at such time) by such employees prior to the Closing Date.  The Seller shall terminate all such employees at the Closing Date, and the Purchaser shall engage as of the following Business Day such of those employees who accept the Purchaser’s offer of employment. The Purchaser shall be under no obligation to establish or continue, under the same or different terms or conditions, any employee benefit arrangement for any of the Seller’s employees, whether or not disclosed in Schedule 5.15(i) hereto, or as to which all benefits prior to the termination by Seller are not fully paid or provided for by Seller.  The terms of such employment (other than the starting rate of cash compensation) shall be in the Purchaser’s sole discretion.  The Seller shall not be responsible for providing any notice that may be required in accordance with 29 U.S.C. 2102.

Section 7.12                Non-Competition Agreement.  For a period of three (3) years immediately following the Closing Date, Microsemi and its subsidiaries shall not, directly or indirectly, anywhere in the world, engage in the design, development, assembly, marketing, distribution or sale of the Products or derivative products within the same product family or products addressing the same sockets or applications in which the Products are currently used.  Without limiting the generality of Section 11.4, the provisions of this Section 7.12 shall inure to the benefit of any successors and assigns of the Purchaser of the business as acquired hereunder and as the same develops in the normal course of business, provided that this non-competition agreement is assigned to such transferee by written agreement, which shall have been first submitted by APT to Microsemi and approved by Microsemi, which approval shall not be withheld unreasonably, and such transferee continues to conduct the business acquired hereunder.  In the event that the Seller or Microsemi merges, consolidates or otherwise combines with, transfers, sells or disposes of substantially all of its assets to, another person, whether in one transaction or a series of related transactions, the Seller and Microsemi shall use reasonable efforts to procure from any successor, purchaser or other transferee, as the case may be, a written agreement to comply with the provisions of this Section 7.12, as if such successor, purchaser or other transferee were a party hereto.  Notwithstanding any term or provision herein or elsewhere, this Section 7.12 shall not apply to or restrict any successor or transferee of Microsemi in the conduct of any business conducted by such successor or transferee prior to becoming a successor or transferee of Microsemi or acquired from any unrelated party by such successor or transferee at any time after such entity became a successor or transferee of the Seller or Microsemi.

ARTICLE 8

Conditions to Closing

Section 8.1                  Mutual Conditions.  The respective obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to Closing of the conditions that (a) no Governmental Authority of competent jurisdiction shall have (i) enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order which is in effect; or (ii) commenced or threatened any action or proceeding, which in either case would prohibit consummation of the transactions contemplated by this Agreement, and (b) no suit or other action or procedure shall have been initiated seeking to prevent or delay the consummation of the transactions contemplated hereby or by the other Operative Documents.

Section 8.2                  Conditions to the Purchaser’s Obligations.  The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment prior to or at Closing of each of the following conditions:

(a)                 All representations and warranties made by the Seller in this Agreement and the Schedules delivered by the Seller to the Purchaser pursuant hereto shall be true, correct and complete in all material respects on the date hereof and as of the Closing Date as though such representations and warranties were made as of the Closing Date, and the Seller shall have duly performed or complied with all of the covenants, obligations and conditions to be performed or complied with by it under the terms of this Agreement on or prior to or at Closing.

(b)                There shall have been no material damage, destruction or loss to, or any other material or adverse change in, the Purchased Assets, regardless of insurance coverage, that have not been repaired or replaced by Seller.  For avoidance of doubt, in the event of any damage to the facility or equipment that takes it out of production for a material period of time, Purchaser may terminate this agreement upon written notice in accordance with Article 9, notwithstanding payment of replacement cost in accordance with Section 7.2(a)(iv).

(c)                 All authorizations, consents, waivers, approvals or other actions legally required in connection with the execution, delivery and performance of this Agreement and each of the other Operative Documents, by the Seller and the consummation by the Seller of the transactions contemplated hereby and thereby shall have been obtained and shall be in full force and effect; the Seller shall have obtained any authorizations, consents, waivers, approvals or other actions required to prevent a material breach or default by the Seller under any contract to which the Seller is a party or for the continuation of any agreement to which the Seller is a party and which relates and is material to the Purchased Assets or the Seller, and all authorizations, consents, waivers, approvals or other actions necessary to permit the Purchaser to operate the business of the Seller in compliance with all applicable laws immediately after the Closing shall have been obtained and shall be in full force and effect.

(d)                Purchaser shall be reasonably satisfied that the Environmental Condition of the Facilities is as represented hereunder.

(e)                 Prior to or at Closing, the Seller shall have delivered to the Purchaser all instruments of assignment, transfer and conveyance identified herein and such other closing documents as shall be reasonably requested by the Purchaser in order to consummate the transactions contemplated herein that are in form and substance reasonably acceptable to the Purchaser’s legal counsel, including the following:

(i)           such instruments of sale, transfer, assignment, conveyance and delivery (including all vehicle titles), in form and substance reasonably satisfactory to counsel for the Purchaser, including without limitation the Bill of Sale and Assignment and Assumption Agreement substantially as set forth as Exhibit C, the Warranty Deed substantially as set forth as Exhibit D, and the Assignment of License Agreement as set forth as Exhibit A, as are required in order to transfer to the Purchaser good and marketable title to the Purchased Assets, free and clear of all Encumbrances except as provided herein, and a valid perpetual fully-paid license for all of the Licensed Proprietary Rights;

(ii)          a title insurance policy, dated as of the Closing Date, issued at Seller’s expense, insuring the fee simple title of the Purchaser to all the real property of the Facilities, subject only to (1) the lien, if any, of current real property taxes, payment of which is not delinquent; (2) objections and exceptions noted in these title insurance policies that have been approved in writing by the Purchaser; and (3) existing rights, easements and customary exclusions listed in the title policy as of the Closing Date that have been approved in writing by the Purchaser (Liability coverage under those title insurance policies shall be at least equal to $700,000);

(iii)         a certificate of the Seller over the signature of the President or a Vice President of the Seller, dated the Closing Date, to the effect that (1) the person signing such certificate is familiar with the Agreement and (2) the conditions specified in Section 8.2(a), (b) and (c) have been satisfied;

(iv)         a certificate of the Secretary or Assistant Secretary of the Seller, dated the Closing Date, as to the incumbency of any officer of the Seller executing this Agreement, each other Operative Document and each other document related thereto and covering such other matters as the Purchaser may reasonably request;

(v)          a certified copy of (1) the Certificate of Incorporation and by-laws of the Seller and all amendments thereto and (2) the resolutions of the Seller’s Board of Directors authorizing the execution, delivery and consummation of this Agreement and each other Operative Document and the transactions contemplated hereby and thereby;

(vi)         resolutions of the Seller demonstrating that the transactions contemplated by this Agreement have been approved by the Board of Directors and the sole stockholder of the Seller; and

(vii)        such other documents or instruments as the Purchaser reasonably requests to effect the transactions contemplated hereby.

(f)              If, in good faith, the Purchaser or APT engages an investment banking firm acceptable to the Seller of national or regional reputation to render, at the Purchaser’s or APT’s sole cost and expense, an opinion to the Purchaser or APT as to the fairness to the Purchaser of the consideration to be received by the Purchaser in this transaction, the Purchaser or APT shall have received a favorable fairness opinion.  Provided, however, that if such opinion is unfavorable, such investment banker shall identify the price that it would consider fair and the Seller shall have the right to reduce the Purchase Price to such amount, which shall be considered to fully satisfy this condition.

Section 8.3                  Conditions to the Seller’s Obligations.  The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing of each of the following conditions:

(a)                 All representations and warranties made by the Purchaser in this Agreement shall be true, correct and complete in all material respects on the date hereof and as of the Closing Date as though such representations and warranties were made as of the Closing Date, and the Purchaser shall have duly performed or complied with all of the covenants, objections and conditions to be performed or complied with by it under the terms of this Agreement on or prior to or at Closing.

(b)                All authorizations or approvals or other action required in connection with the execution, delivery and performance of this Agreement, and each of the other Operative Documents by the Purchaser of the transactions contemplated hereby and thereby shall have been obtained and shall be in full force and effect.

(c)                 Prior to or at Closing, the Purchaser shall have delivered to the Seller such closing documents as shall be reasonably requested by the Seller in order to consummate the transactions contemplated herein that are in form and substance reasonably acceptable to the Seller’s legal counsel, including the following:

(i)           a certificate of the Purchaser over the signature of its President or a Vice President of the Purchaser, dated the Closing Date, to the effect that (1) the person signing such certificate is familiar with this Agreement and (2) the conditions specified in Section 8.3(a) and (b) have been satisfied;

(ii)          a certificate of the Secretary or Assistant Secretary of the Purchaser dated the Closing Date, as to the incumbency of any officer of the Purchaser executing this Agreement or any document related thereto and covering such other matters as the Seller may reasonably request;

(iii)         a certified copy of (1) the Certificate of Incorporation and by-laws of the Purchaser and all amendments thereto and (2) the resolutions of the Purchaser’s Board of Directors authorizing the execution, delivery and consummation of this Agreement and the transactions contemplated hereby;

(iv)         the Purchase Price, as set forth in Section 4.1; and

(v)          such other documents or instruments as the Seller reasonably requests to effect or evidence the transactions contemplated hereby.

ARTICLE 9

Termination

Section 9.1                  Termination.  This Agreement may be terminated at any time prior to Closing as follows:

(a)                 by mutual written consent of the Seller and the Purchaser;

(b)                by the Purchaser or the Seller, by giving notice to the other in writing, if any authorization, consent, waiver or approval required of a non-Party (exclusive of the terminating Party’s Board, stockholders, creditors or Affiliates) for the consummation of the transactions contemplated hereby shall impose any condition or requirement that the Party terminating this Agreement determines, in its good faith judgment, to be materially burdensome to it or to deny it in any material respect the benefits intended to be obtained by it pursuant to the transactions contemplated by this Agreement;

(c)                 by the Purchaser by giving notice in writing to the Seller in the event (A) the Seller has within the then previous 10 business days given the Purchaser any notice pursuant to Section 7.4 and (B) the development that is the subject of the notice has had or could have a Material Adverse Effect;

(d)                by the Purchaser by giving notice in writing to the Seller (A) in the event the Seller has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, the Purchaser has notified the Seller of the breach, and the breach has continued without cure for a period of 10 business days after the notice of breach or (B) if the Closing shall not have occurred on or before June 1, 2002, by reason of the failure of any condition precedent under Section 8.2 (unless the failure results primarily from the Purchaser itself breaching any representation, warranty, or covenant contained in this Agreement);

(e)                 by the Seller by giving notice in writing to the Purchaser (A) in the event the Purchaser has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, the Seller has notified the Purchaser of the breach, and the breach has continued without cure for a period of 10 business days after the notice of breach or (B) if the Closing shall not have occurred on or before June 1, 2002, by reason of the failure of any condition precedent under Section 8.3 hereof (unless the failure results primarily from the Seller itself breaching any representation, warranty, or covenant contained in this Agreement).

(f)                 by either Party by giving notice in writing to the other if the transactions contemplated by this Agreement shall not have been consummated on or before June 15, 2002 (or such later date as may be mutually agreed upon in writing by the Parties hereto).

(g)                by Purchaser as provided in Section 8.2(b) hereof..

Section 9.2                  Effect of Termination.  The obligations of the Parties in Sections 7.1, 11.2 and 11.9 and the Non-Disclosure Agreement shall survive any termination of this Agreement.  Subject to the foregoing sentence, if this Agreement is terminated pursuant to Section 9.1, all rights and obligations of the Seller and the Purchaser hereunder shall terminate and no Party shall have any liability to the other Party.

ARTICLE 10

Survival of Representations and Warranties; Indemnification

Section 10.1                Survival of Representations and Warranties.  No investigation by the Purchaser or any of its agents or representatives heretofore or hereafter made shall modify or otherwise affect any representations and warranties of the Seller, which shall survive any such investigation and the consummation of the transactions contemplated hereby.  The representations and warranties provided for in this Agreement shall survive the Closing and remain in full force and effect, subject to the following terms:

(a)             Sections 5.1; 5.2; 5.3; 5.4; 5.20; 6.1; 6.2; 6.3, 6.4 and 6.6 shall survive without limit (subject to any applicable statutes of limitations).

(b)             Sections 5.5; 5.6; 5.7; 5.8; 5.10; 5.11; 5.12; 5.13; 5.14; 5.15; 5.16; 5.17; 5.18; 5.21; 5.22; and 6.5 shall survive until June 30, 2003.

(c)             Sections 5.9 and 5.19 shall not survive after the Closing.

(d)             Notwithstanding the foregoing, if and to the extent that the damaged Party knew or had reason to know of any misrepresentation or breach of warranty at the time of Closing, such representation or warranty shall expire on the Closing.

Section 10.2                Indemnification.

(a)             The Seller and Microsemi, jointly and severally, shall indemnify and hold harmless the Purchaser, APT, its respective Affiliates, officers, directors, employees, agents and representatives, and any Person claiming by or through any of them, against and in respect of any and all claims, costs, expenses, damages, liabilities, losses or deficiencies (including, without limitation, legal counsel’s fees and other costs and expenses incident to any suit, action or proceeding) (collectively, the “Damages”) arising out of, resulting from or incurred in connection with (i) any inaccuracy in any representation or the breach of any warranty made by the Seller in this Agreement, (ii) the breach by the Seller of any covenant or agreement to be performed by it hereunder, (iii) any Excluded Liability, and (iv) any acts or omissions occurring prior to or on the Closing Date by reason of the Seller’s business or operations and which is not an Assumed Liability.

(b)             The Purchaser and APT, jointly and severally, shall indemnify and hold harmless the Seller, Microsemi, its respective Affiliates, officers, directors, employees, agents and representatives, and any Person claiming by or through any of them, against and in respect of any and Damages arising out of, resulting from or incurred in connection with (i) any inaccuracy in any representation or the breach of any warranty made by the Purchaser in this Agreement, (ii) the breach by the Purchaser of any covenant or agreement to be performed by it hereunder, (iii) any Assumed Liability, and (iv) any acts or omissions occurring after the Closing Date by reason of the Purchaser’s business or operations and which is not an Excluded Liability.

(c)             Any Person providing indemnification pursuant to the provisions of this Section 10.2 is hereinafter referred to as an “Indemnifying Party” and any Person entitled to be indemnified pursuant to the provisions of this Section 10.2 is hereinafter referred to as an “Indemnified Party.”

(d)             Any claim made under this Agreement shall be made only pursuant and subject to this Article 10:

(i)               Except for payment of the Purchase Price under Section 4.1 and the assumption of the Assumed Liabilities, no claim shall be made except to the extent that the aggregate of all claims suffered by a Party exceeds $300,000;

(ii)              No claim shall be made based on a particular representation or warranty after the expiration thereof in accordance with this Article 10;

(iii)             Except for payment of the Purchase Price under Section 4.1 and the assumption of the Assumed Liabilities, Damages shall be limited to $2,000,000 for all such claims in the aggregate;

(iv)            The foregoing indemnification provisions in this Article 10 shall be the exclusive remedy with respect to the transactions contemplated by this Agreement; and

(v)             No claim may be made of consequential or incidental damages except to the extent such damages comprise a portion of a claim by a third party to be indemnified against.

Section 10.3                Procedures for Claims.  In the case of any claim for indemnification arising from a claim of a third party, an Indemnified Party shall give prompt written notice, in no event more than 10 days following such Indemnified Party’s receipt of such claim or demand, to the Indemnifying Party of any claim or demand which such Indemnified Party has knowledge and as to which it may request indemnification hereunder; provided, however, that the Indemnifying Party shall not be relieved of its indemnification obligations pursuant to this sentence except only to the extent that the Indemnified Party’s delay in giving such notice impairs the ability of the Indemnifying Party to defend against the claim or demand.  Notwithstanding the immediately preceding sentence, all notices asserting a claim for indemnification based on a representation or warranty, to be effective, must be given in writing to the Indemnifying Party before the expiration of such representation or warranty pursuant to Section10.1 and in accordance with Section 10.2(d)(ii).  The Indemnifying Party shall have the right to defend and to direct the defense against any such claim or demand, in its name or in the name of the Indemnified Party, as the case may be, at the expense of the Indemnifying Party, and with legal counsel selected by the Indemnifying Party unless (i) such claim or demand seeks an order, injunction or other equitable relief against the Indemnified Party, or (ii) the Indemnified Party shall have reasonably concluded that (x) there is a conflict of interest between the Indemnified Party and the Indemnifying Party in the conduct of the defense of such claim or demand or (y) the Indemnified Party has one or more defenses not available to the Indemnifying Party.  Notwithstanding anything in this Agreement to the contrary, the Indemnified Party shall, at the expense of the Indemnifying Party, cooperate with the Indemnifying Party, and keep the Indemnifying Party fully informed, in the defense of such claim or demand.  The Indemnified Party shall have the right to participate in the defense of any claim or demand with legal counsel employed at its own expense; provided, however, that, in the case of any claim or demand described in clause (i) or (ii) of the second preceding sentence or as to which the Indemnifying Party shall not in fact have employed legal counsel to assume the defense of such claim or demand, the reasonable fees and disbursements of such counsel shall be at the expense of the Indemnifying Party.  The Indemnifying Party shall have no indemnification obligations with respect to any such claim or demand which shall be settled by the Indemnified Party without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

ARTICLE 11

Miscellaneous

Section 11.1                Notices.  All notices or other communications required or permitted hereunder shall be in writing and shall be delivered personally, by facsimile, with confirmed delivery, or sent by certified, registered or express air mail, postage prepaid, and shall be deemed given when so delivered personally, or by facsimile, or if mailed, five days after the date of mailing, as follows:

If to the Purchaser	RF Acquisition Sub, Inc.
c/o Advanced Power Technology, Inc.
405 S.W. Columbia Street
Bend, Oregon 97702
Telephone: (541) 382-8028
Facsimile:

Copy to	David C. Baca
Davis Wright Tremaine LLP
Suite 2300
1300 SW Fifth Avenue
Portland, Oregon 97201-5682
Telephone: (503) 241-2300
Facsimile: (503) 778-5299

If to the Seller:	Microsemi RF Products, Inc.
c/o Microsemi Corporation
2381 Morse Avenue
Irvine, California 92614
Attention: David R. Sonksen
Telephone: (949) 979-8220
Facsimile: (949) 756-2602

Copy to:	Nicholas J. Yocca
Yocca Patch & Yocca LLP
19900 MacArthur Boulevard, Suite 650
Irvine, California 92612
Telephone: (949) 253-0800
Facsimile: (949) 253-0870

Section 11.2                Expenses.  Regardless of whether the transactions provided for in this Agreement are consummated, except as otherwise provided expressly herein, each Party hereto shall pay its own expenses incident to this Agreement and the transactions contemplated herein.

Section 11.3                Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF CALIFORNIA, WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES THEREOF.  THE SELLER AND MICROSEMI, ON THE ONE HAND, AND THE PURCHASER AND APT, ON THE OTHER HAND, EACH IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF CALIFORNIA OR THE UNITED STATES DISTRICT COURT FOR THE CENTRAL DISTRICT OF CALIFORNIA, SANTA ANA DIVISION, FOR THE PURPOSE OF ANY SUIT, ACTION, PROCEEDING OR JUDGMENT RELATING TO OR ARISING OUT OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY INSTITUTED BY THE PURCHASER OR APT OR ANY OF ITS AFFILIATES.  THE PURCHASER AND APT, ON THE ONE HAND, AND THE SELLER AND MICROSEMI, ON THE OTHER HAND, EACH IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF OREGON OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF OREGON, FOR THE PURPOSE OF ANY SUIT, ACTION, PROCEEDING OR JUDGMENT RELATING TO OR ARISING OUT OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY INSTITUTED BY THE SELLER OR MICROSEMI OR ANY OF ITS AFFILIATES.EACH OF THE PARTIES HERETO

IRREVOCABLY CONSENTS TO THE JURISDICTION OF ANY SUCH COURT IN ANY SUCH SUIT, ACTION OR PROCEEDING AND TO THE LAYING OF VENUE IN SUCH COURTS.  EACH PARTY HERETO IRREVOCABLY WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN SUCH COURTS AND IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.  TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH OF THE PARTIES HEREBY WAIVES, AND COVENANTS THAT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT, OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION ARISING OUT OF OR PASSED UPON BY THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT, CONTRACT, OR OTHERWISE.  THE PARTIES ACKNOWLEDGE THAT THIS AGREEMENT WILL BE NEGOTIATED AND PERFORMED IN MATERIAL PART IN ORANGE COUNTY, THE STATE OF CALIFORNIA AND IN OREGON.

Section 11.4                Assignment; Successors and Assigns; No Third Party Rights.  Except as otherwise provided herein, this Agreement may not be assigned by operation of law or otherwise without the prior written consent of the other Party, which shall not be unreasonably withheld, and any attempted assignment without such consent shall be null and void.  If the Purchaser merges, consolidates, or combines, or transfers, sells, or disposes of substantially all of the Purchased Assets, the Purchaser can assign its rights in this Agreement to such transferee or successor that assumes this Agreement in writing.  If the Seller merges, consolidates, or combines, or transfers, sells, or disposes of substantially all of its assets, the Seller can assign its rights in this Agreement to such transferee or successor that assumes this Agreement in writing.  This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns, except as may otherwise expressly be provided in Section 7.8.  This Agreement shall be for the sole benefit of the Parties to this Agreement and Microsemi and APT, and their respective successors, assigns and Affiliates, and is not intended, nor shall be construed, to give any other Person any legal or equitable right, remedy or claim hereunder.

Section 11.5                Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original agreement, but all of which together shall constitute one and the same instrument.

Section 11.6                Titles and Headings.  The headings and table of contents in this Agreement are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

Section 11.7                Entire Agreement.  This Agreement, including the Schedules and Exhibits attached thereto, and the Non-Disclosure Agreement, constitute the entire agreement among the Parties with respect to the matters covered hereby and supersedes all previous written, oral or implied understandings among them with respect to such matters.

Section 11.8                Amendment and Modification.  This Agreement may only be amended or modified in writing signed by the Party against whom enforcement of such amendment or modification is sought.

Section 11.9                Public Announcement.  Except as may be required by applicable laws or regulations or the rules of any securities exchange or association binding on the Purchaser or the Seller, as the case may be, or their respective Affiliates, in the judgment of either Party after considering advice of legal counsel, neither the Seller, on the one hand, nor the Purchaser, on the other hand, nor its respective Affiliates, shall issue any press release or otherwise publicly disclose this Agreement or the transactions contemplated hereby or any dealings between the Parties in connection with the subject matter hereof without the prior approval of the other, which shall not be unreasonably withheld.  In the event that any such press release or other public disclosure shall be required of a Party or its respective Affiliates, the Party required to issue such release or other disclosure shall consult in good faith with the other Party hereto with respect to the form and substance of such release or other disclosure prior to the public dissemination thereof.  Neither Party shall disclose privately this Agreement or the transactions contemplated hereby or any dealings between the Parties in connection with the subject matter hereof, except to the extent as may be, in the judgment of either Party after considering advice of legal counsel, required to obtain consents and approvals from banks or financial institutions or any of the parties to agreements to be assigned to the Purchaser, provided that the receiving party agrees to keep any material information confidential, including being subject to a professional obligation of confidentiality, until such time as the Parties or their Affiliates publicly release such information.

Section 11.10              Waiver.  Any of the terms or conditions of this Agreement may be waived at any time by the Party or Parties entitled to the benefit thereof, but only by a writing signed by the Party or Parties waiving such terms or conditions.

Section 11.11              Severability.  The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof.  If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by law.

Section 11.12              Interpretation.  Unless otherwise indicated to the contrary herein by the context or use thereof:  (i) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof; (ii) words importing the masculine gender shall also include the feminine and neutral genders, and vice versa; and (iii) words importing the singular shall also include the plural, and vice versa.

Section 11.13              No Strict Construction.  Each of the Purchaser and the Seller acknowledge that this Agreement has been prepared jointly by the Parties hereto, and shall not be strictly construed against either Party.

Section 11.14              Risk of Loss.  Prior to the Closing, the risk of loss with respect to the Purchased Assets shall remain with the Seller.

IN WITNESS WHEREOF, the Parties hereto have caused this Asset Purchase Agreement to be duly executed as of the day and year first above written.

MICROSEMI RF PRODUCTS, INC.,
a Delaware Corporation

By:
Name:
Title:

RF ACQUISITION SUB, INC.,
a Delaware Corporation

By:
Name:
Title:

PARENT AGREEMENT

WHEREAS, each of the undersigned is a stockholder of a Party to the foregoing Asset Purchase Agreement dated as of May 7, 2002 (the “Purchase Agreement”), by and between MICROSEMI RF PRODUCTS, INC., a Delaware corporation (the “Seller”), a wholly-owned subsidiary of Microsemi Corporation, a Delaware corporation (“Microsemi”) and RF Acquisition Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Advanced Power Technology, Inc., a Delaware corporation (“APT”).

NOW THEREFORE, FOR GOOD AND VALUABLE CONSIDERATIONS, receipt and sufficiency of which are hereby acknowledged:

1.             Effective on and after the Closing Date, as defined in the Purchase Agreement, each of the undersigned shall perform its respective express obligations provided in Section 7.12 and Section 10 of the Purchase Agreement.

2.             All terms and provisions of Article 11 of the Purchase Agreement shall likewise be applied to this Parent Agreement (as if applicable to the parties to this agreement) and shall be binding on Microsemi and ATP for all purposes under this Parent Agreement.

3.             This Parent Agreement shall be for the sole benefit of the undersigned parties to this Parent Agreement and their respective successors and assigns, and the Parties to the Purchase Agreement and their respective successors and assigns, and is not intended, nor shall be construed, to give any other person any legal or equitable right, remedy or claim hereunder.

IN WITNESS WHEREOF, the undersigned hereto have caused this Parent Agreement to be duly executed as of the date first set forth above.

MICROSEMI CORPORATION,
a Delaware Corporation

By:
Name:
Title:

ADVANCED POWER TECHNOLOGY, INC.,
a Delaware Corporation

By:
Name:
Title:

LIST OF EXHIBITS AND SCHEDULES

Exhibits:
Exhibit A	Assignment of License Agreement
Exhibit B	Allocation of the Purchase Price
Exhibit C	Bill of Sale and Assignment and Assumption Agreement
Exhibit D	Warranty Deed

Schedules:
1.4(vi)	Other Assumed Liabilities
1.22	Licensed Proprietary Rights
1.23	Manufacturers
1.30	Products
1.33	Purchased Assets
1.33(i)	Facilities
1.33(ii)	Other Tangible Property
1.33(iii)	Easements, Servitudes, Permits and Licenses
1.33(iv)	Purchased Inventory
1.33(v)	Purchased Proprietary Rights
1.33(vi)	Backlog
1.33(vii)	Authorizations, Licenses, Permits and Registrations
1.33(viii)	All Rights and Obligations under Purchase Orders
1.33(ix)	Assigned Contracts
1.33(xiv)	Accounts Receivable
5.1	Organization and Qualification of the Seller
5.2	Authorization
5.3	Non-contravention
5.4	Necessary Consents
5.5	The Purchased Assets
5.6	Personal Property
5.7	Real Property
5.8	No Condemnation
5.9	Inventory
5.10	Absence of Certain Developments
5.11	Governmental Authorizations
5.12	Litigation
5.13	Taxes
5.14	Environmental Matters
5.15	Employee Matters
5.15(i)	List of Employees and Compensation
5.15(ii)	Policy and Employee Manuals
5.16	Proprietary Rights
5.17	Seller’s Contracts
5.17(a)(ix)	Warranties
5.18	Customers and Suppliers
5.19	Equipment
5.20	Brokers
5.21	Financial Statements
5.21(d)	Material Liabilities

Purchaser’s Schedule
6.4	Necessary Consents